2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Reports on up-dated Mineral Reserves for the Zinkgruvan Mine

March 31, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce it has received an up-dated Mineral Reserve calculation for its Zinkgruvan Mine located in southern Sweden.

As of December 31, 2004, the Proven and Probable Mineral Reserves at the Zinkgruvan Mine were 8.81 million tonnes grading 9.9% zinc, 4.8% lead, and 101 grams per tonne silver. The Mineral Reserves were calculated by the Zinkgruvan Mine staff according to the rules of Canadian National Instrument 43-101, for reporting Mineral Reserves and Mineral Resources.

The Mineral Reserves are reported separate from Mineral Resources.

	Tonnes	Zinc	Lead	Silver
The Zinkgruvan Mine	(000s)	(%)	(%)	(g/t)
Mineral Reserves
Proven
Nygruvan	1,702	12.6	3.4	64
Knalla	5,481	9.2	5.8	122
Total	7,183	10.0	5.3	109
Probable
Nygruvan	923	11.4	2.6	62
Knalla	704	6.5	2.9	75
Total	1,627	9.3	2.8	68
Total Proven and Probable	8,810	9.9	4.8	101
Mineral Resources
Measured
Nygruvan	551	6.7	0.9	25
Knalla	518	9.0	2.2	43
Total	1,069	7.8	1.5	34
Indicated
Nygruvan	410	12.5	1.7	57
Knalla	634	7.5	4.5	98
Total	1,044	9.5	3.4	82
Total Measured and Indicated	2,113	8.6	2.5	58
Inferred
Nygruvan	275	12.9	6.5	97
Knalla	7,889	9.8	4.1	101
Total Inferred	8,164	9.9	4.2	101

The Mineral Reserves and Resources of the Zinkgruvan Mine are based on a database consisting of approximately 2000 drill holes. The main part of the Mineral Reserve was calculated using a block model employing the ordinary Kriging Method. The Mineral Resource calculation employed mainly the Polygon Method. An economic cut-off value of 250 SEK (Swedish Kronor) was used when converting Mineral

Lundin Mining Corporation
News Release

Resources to Mineral Reserves. For the Burkland deposit in the Knalla area of the mine a mining recovery of 95% was used with 3% mining loss, 12% wall-rock and 3% backfill dilution. For the remaining Nygruvan deposit, a mining recovery of 95% was used with 5% mining loss and 20-25% dilution.

A copper deposit exists In the structural hanging wall of the Burkland ore deposit consisting of copper in the form of disseminated and stockwork chalcopyrite hosted in dolomitic marble. The resource estimate for this deposit is calculated as:

	Tonnes	Copper	Zinc	Lead	Silver
The Zinkgruvan Mine Copper Deposit	(000s)	(%)	(%)	(%)	(g/t)
Mineral Resource
Indicated
Knalla	2,707	3.1	0.5	0.0	48
Inferred
Knalla	850	3.3	0.2	0.0	41

The Company reports that 20,000 meters of underground drilling is planned for 2005, part of which will be used to define additional Mineral Resources as well as convert existing Mineral Resources to the Mineral Reserve category. In order to complete this drilling an additional 190 meters of underground development will be completed to provide appropriate drill stations.

The Qualified Persons responsible for the Zinkgruvan Mineral Reserve and Resource calculations were Per Hedstrom and Lars Malmstrom, members of the Zinkgruvan Mine staff and members the Australian Institute of Mining and Metallurgy.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds more than 95 percent of the shares of the mining and exploration company North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. A public offer has been made for the remaining outstanding shares of NAN. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

"Edward F. Posey"
President

For further information, please contact:
Sophia Shane, Investor Relations – North America: (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +46-8-545-07470